EXHIBIT 21
Subsidiaries of Registrant
     The Company has the following subsidiaries, all of which are wholly owned and included in the consolidated financial statements.

Name of Subsidiary	State or Country of Incorporation

BEM Services, Inc.	Ohio

Brush Wellman Inc.	Ohio

Brush International, Inc.	Ohio

Brush Resources Inc.	Utah

Brush Wellman GmbH	Germany

Brush Wellman (Japan), Ltd.	Japan

Brush Wellman Limited	England

Brush Wellman (Singapore) Pte Ltd.	Singapore

CERAC, incorporated	Wisconsin

OMC Scientific Holdings Limited	Ireland

Technical Materials, Inc.	Ohio

Thin Film Technology, Inc.	California

Williams Advanced Materials Inc.	New York

Williams Advanced Materials Pte Ltd.	Singapore

Zentrix Technologies Inc.	Arizona